Mail Stop 6010

March 27, 2008

E. Gerald Kay
Chairman and Chief Executive Officer
Integrated BioPharma, Inc.
225 Long Ave.
Hillside, New Jersey 07205

      Re: Integrated BioPharma, Inc.
              Registration Statement on Form S-3
              Filed March 21, 2008
              File No. 333-149855

Dear Mr. Kay:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please revise your disclosure to clarify, if correct, that all Series C Convertible Preferred Stock and 9.5% Convertible Preferred Promissory Notes are outstanding. We note your disclosure indicating that these securities "were issued or are issuable to the selling stockholders in a private placement with us." The use of the words "or are issuable" suggests that not all of these securities are outstanding.

The Company, page 2

2. Please revise your disclosure to describe the conversion terms of the convertible securities issued in the private placement. As currently drafted, you only disclose that the Series C Preferred and the Convertible Notes are convertible based on a conversion price set forth in the Certificate of Designation and the Convertible Notes, respectively.

Selling Stockholders, page 4

3. It is unclear how you calculated the numbers appearing in your selling stockholder table. For example, your disclosure indicates that the JED Family Trust did not beneficially own any shares prior to this offering, but you are offering 28,571 shares for JED's account. It seems that JED would have had to beneficially own the shares prior to you offering the shares on JED's account. Also, your disclosure indicates that, after completion of the offering, JED will continue to beneficially own all 28,571 shares. It seems that if you are offering all 28,571 shares that JED beneficially owns, then after the completion of the offering JED would not own any shares.

   Please revise your selling stockholder table or clarify how you calculated the numbers currently disclosed.

                          *   *   *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Andrew H. Abramowitz, Esq.
        Greenberg Traurig, LLP
        200 Park Avenue
        New York, New York 10166